

Mail Stop 3010

November 13, 2009

Mr. Nanyan Zheng
Chief Executive Officer
7 Days Group Holdings Limited
10F, 705 GuangzhouDaDaoNan Road
Guangzhou, Guangdong 510290
People's Republic of China

>   **Re: 7 Days Group Holdings Limited**
>   **Form F-1**
>   **Submitted on November 6, 2009**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Artwork

1. We note your response to our prior comment #3 and your amended map. Your response states that the larger logos in your prior artwork reflect areas where the company has a greater concentration of hotels. Your new artwork does not differentiate between where you have more and where you have fewer hotels. Please revise this map to clearly indicate, both pictorially and briefly verbally, the difference in the number of your hotels in certain regions of China.

2. We note your response to our prior comment #5. As you disclose on page 109 of the prospectus under the heading "Largest member loyalty program in the Chinese economy hotel industry," please disclose that it is your belief that you have the largest membership loyalty program in the Chinese economy hotel industry. Please also making conforming changes throughout your prospectus wherever you discuss your membership loyalty program.

Capitalization, page 51

3. Please revise the Capitalization section to disclose the as adjusted number of equity securities and ensure that it is consistent with the assumptions disclosed in the introduction to this section.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Crittendon at +1 (202) 551-3472 or Jorge Bonilla at +1 (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at +1 (202) 551-3466 or me at +1 (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Kurt J. Berney, Esq. (*via facsimile*)
        Portia Ku, Esq. (*via facsimile*)
        Todd Hamblet, Esq. (*via facsimile*)